PRICER

PRESS RELEASE

From Pricer AB (publ) April 15 2005

Annual General Meeting – Pricer AB 2005

Pricer's Annual General Meeting was held April 15, 2005. The following decisions were taken.

Election of Board of Directors

Jan Forssjö, Salvatore Grimaldi, Michael S Juuhl, Göran Lindén and Margareta Norell Bergendahl were unanimously re-elected as board members. At the board meeting following election Salvatore Grimaldi was elected as Chairman of the Board.

Adoption of new Articles of Association

The Annual General Meeting amended the company's Articles of Association to state that the Company's share capital shall be not less than SEK 50,000,000 and not more than SEK 200,000,000.

Issue of shares with the right of preference for the shareholders

The Annual General Meeting approved the Board of Directors' decision on 17 February 2005 to increase Pricer's share capital by not more than SEK 18,681,161.30 through a new issue of not more than 186,811,613 B shares at a nominal value of SEK 0.10 each. The Company's shareholders shall have the right of preference to subscribe to new shares. The rule for this is that shareholders shall be entitled to subscribe to one (1) new B share for every three shares regardless of class of share. The issue price shall be SEK 0.50 per share. Subscription of shares with the right of preference shall be made in cash during the period 25 April – 10 May 2005. The record day for participation in the new issue shall be 20 April 2005.

Issue of shares without the right of preference for the shareholders

The Annual General Meeting decided in accordance with the Board of Directors proposal that Pricer's share capital will be increased by not more than SEK 134,766.70 through a new issue of not more than 1,347,667 B shares at a nominal value of SEK 0.10 each. The right to subscribe to shares shall, with a departure from the shareholders' right of preference, solely be due to Sagri Development AB. The issue price was set to SEK 1.04. Subscription of shares shall be made in cash or through set-off not later than 31 May 2005.

The share issue shall be directed at members of the consortium which has guaranteed that the rights issue stated above is fully subscribed. The guarantors have undertaken to accept payment in the form of newly issued B shares in compensation for the provided guarantees.

Authorisation of issues

The Annual General Meeting decided in accordance with the board's Proposal that the AGM authorises the board to make decisions, on one or several occasions, to issue not more than 12,500,000 series B shares during the period until 30 June 2005. The Board should be able to decide on a new issue with a departure from the shareholders' right of preference with or without a provision for a set-off or otherwise with conditions.

The authorisation is intended to be utilised to direct issues of shares to the other members of the consortium which has guaranteed that the rights issue stated above is fully subscribed. The guarantors have undertaken to accept payment in the form of newly issued B shares in compensation for the provided guarantees. The issue price shall be set taking into account the current share price at the end of the subscription period.

In addition, The Annual General Meeting decided in accordance with the board's Proposal that the AGM authorises the board to make decisions, on one or several occasions, to issue not more than 20,000,000 series B shares until the date of the next Annual General Meeting. The Board should be able to decide on a new issue with a departure from the shareholders' right of preference with or without a provision for a non-cash issue.

The reason for a departure from the right of preference and non-cash issue is to enable the Company to issue shares in connection with the acquisition of companies, operations and rights.

For further information, please contact:
Jan Forssjö, President and CEO, Pricer AB: +46 8 505 582 00

__Pricer__, founded in 1991 in Sweden, has a leading position as a supplier of electronic display and information systems to the retail industry. Pricer offers electronic information systems which significantly improve customer profitability and productivity.

With the largest product range on the market, Pricer's ESL systems are installed in more than 700 stores in three continents. Customers include the second largest retail chain in the world and some of the largest retail chains in Europe, Japan and the USA. Pricer, in co-operation with competent partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ) is quoted on the O-list of the Stockholm Stock Exchange. For further information, please visit Pricer's website. Registration to receive news releases automatically via e-mail can be made through the website.

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Web site: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

PRICER

PRESS RELEASE

from Pricer AB (publ) April 15, 2005

Summary of speech by the President at the Annual General Meeting in Pricer AB April 15, 2005

Jan Forssjö, President of Pricer AB, gave a speech at the Annual General Meeting today. The presentation encompassed the past year as well as strategies for the future. First quarter developments for 2005 were commented by Jan Forssjö:

"Due to the rights issue, I would like to take the opportunity to comment on developments so far this year. The Q1 report for January-March 2005 is not available for another few weeks when reporting will be completed.

However, I can note that the year, from a sales perspective, has started with revenue significantly higher than the same period last year but with a lower order intake. Regarding to order intake we received the significant order for almost 100 MSEK from Carrefour last year and we have not yet been able to beat that this year.

Regarding Japan we are continuing our work according to the large frame order from our Japanese partner Ishida, which concerns minimum deliveries until 2007 and with minimum quantities per year. These quantities are measured from April 1 until March 31 every year. Thanks to the generally good achievements during 2004 and especially to the Ito-Yokado roll-out, Ishida has already reached the early fall levels for 2004/2005. This means that during the end of 2004 and the beginning of 2005 we received additional orders from Ishida. During the second and third quarter of 2005 Ishida will call off from the frame order until the level for 2005/2006 is reached and thereafter order from outside the frame order. The demand for ESL systems in Japan is increasing steadily.

In Europe we have during the past quarter communicated that we have obtained an order from Carrefour in Spain amounting to 15 MSEK for 9 hypermarkets and that we have received an order from Grand Frais in France. Negotiations for other business are ongoing.

In the US, pilot installations have begun with an IBM customer. The customer is pleased with progression of the installations. We are expecting an important decision on deliveries after a evaluation period of the system.

In order to meet the market growth the organization has increased, impacting expense levels and thereby the result.

In summary, revenue for the first quarter is stronger compared to the same period last year, however, the result for the quarter will be weaker. Pricer's internal goals for the year are maintained and we are confident for the future.

For further information, please contact:
Jan Forssjö, President, Pricer AB: +46 8-505 582 00

***Pricer**, founded in 1991 in Sweden, has a leading position as a supplier of electronic display and information systems to the retail industry. Pricer offers electronic information systems which significantly improve customer profitability and productivity.*

With the largest product range on the market, Pricer ESL systems are installed in more than 700 stores in three continents. Customers include the second largest retail chain in the world and some of the largest retail chains in Europe, Japan and the US. Pricer, in co-operation with highly competent partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ) is quoted on the O-list of the OM Stockholm Exchange. For further information, please visit Pricer's website. Registration to receive news releases automatically via e-mail can be made through the website.

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Web site: www.pricer.com
Telephone: +46 8 505 582 00
Corporate identity number:
556427-7993